Vapor Corp.

3001 Griffin Road

Dania Beach, FL 33312

July 10, 2015

Via Email

Mr. J. Nolan McWilliams

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Vapor Corp.
Registration Statement on Form S-1
Filed June 1, 2015
File No. 333-204599

Dear Mr. McWilliams:

The following responses address the comments of the staff as set forth in its letter dated June 16, 2015 relating to the Registration Statement on Form S-1 of Vapor Corp. (the “Company”) filed on June 1, 2015. The Company is simultaneously filing Amendment No. 1 to the Registration Statement. On behalf of the Company, we respond as set forth below.

General

1. We note that you filed a Form 8-K on March 5, 2015, as amended May 20, 2015, disclosing the acquisition of Vaporin, Inc. Please include the historical financial statements for this acquisition required by Rule 8-04 of Regulation S-X and the pro forma financial information required by Rule 8-05 of Regulation S-X.

Response to Comment No. 1:

The historical financial statements for the acquisition of Vaporin, Inc. required by Rule 8-04 of Regulation S-X and the pro forma financial information required by Rule 8-05 of Regulation S-X have been included in Amendment No. 1 to the Registration Statement.

In addition to the changes described above, Amendment No. 1 to the Registration Statement includes changes reflecting additional events taking place subsequent to the filing of the initial Registration Statement, and additional terms related to underwriting arrangements have been added.

Should the staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, the Company’s legal counsel, at 561-471-3507, mharris@nasonyeager.com.

Mr. J. Nolan McWilliams

Attorney-Advisor

Securities and Exchange Commission

July 10, 2015

The Company hereby acknowledges the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Jeffrey Holman
Jeffrey Holman, Chief Executive Officer